[Eagle Life Letterhead]

May 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	Post-Effective Amendment No. 3 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

        Eagle Life Insurance Company (the "Company") provides this letter to the Securities and Exchange Commission (the "Commission") to acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Further, pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests that Post-Effective Amendment No. 3, filed on May 3, 2012, to the Registration Statement filed on Form S-1 (File No. 333-160345) be accelerated and declared effective on or before May 4, 2012.

        If you have any questions or further comments, please call the undersigned at 515.457.1909 or Thomas E. Bisset at 202.383.0118.

Very truly yours,
/s/ CATHERINE M. DREXLER Catherine M. Drexler Assistant Vice President and Associate General Counsel cdrexler@eagle-lifeco.com phone: (515) 457-1909

cc:	Wendy Carlson Carole Hunt Thomas Bisset

[American Equity Capital, Inc. Letterhead]

May 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	Post-Effective Amendment No. 3 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

        Pursuant to Rule 461 under the Securities Act of 1933, American Equity Capital, Inc., principal underwriter, hereby requests that Post-Effective Amendment No. 3, filed on May 3, 2012, to the Registration Statement filed on Form S-1 (File Nos. 333-160345) be accelerated and declared effective on or before May 4, 2012.

        If you have any questions or further comments, please call the undersigned at 515.457.1782 or Thomas E. Bisset at 202.383.0118.

Very truly yours,
/s/ HARLEY A. WHITFIELD, JR. Harley A. Whitfield, Jr. Chief Compliance Officer American Equity Capital, Inc.

cc:	Wendy Carlson Carole Hunt Catherine Drexler Thomas Bisset